
August 18, 2021

Jason Krantz
Chief Executive Officer
Definitive Healthcare Corp.
550 Cochituate Rd
Framingham, MA 01701

> **Re: Definitive Healthcare Corp.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted August 5, 2021**
> **CIK No. 0001861795**

Dear Mr. Krantz:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to prior comments are to those in our letter dated July 20, 2021.

Draft Registration Statement on Form S-1 filed August 5, 2021

Cover Page

1.	We note that you highlight revenue and revenue growth in your graphic disclosure. Please revise to provide a more balanced presentation of the company's financial health by presenting net loss information with equal prominence to your other measures. Refer to Securities Act Forms C&DI 101.02.

Summary Historical and Pro Forma Consolidated Financial and Other Data, page 19

2.	We note your response to comment 2 and reissue that comment in part. For each of Adjusted Gross Margin and Adjusted EBITDA Margin, please present with equal or greater prominence, its most directly comparable financial ratio calculated and presented in accordance with GAAP and its respective reconciliation to such ratio. Refer to Item 10(e)(1)(i)(A)-(B) of Regulation S-K and footnote 27 of the SEC's Adopting Release titled "Conditions for Use of Non-GAAP Financial Measures" (Release No. 33-8176).

<u>Notes to Unaudited Pro Forma Consolidated Balance Sheet (as of June 30, 2021), page 85</u>

3.   We note in your response to comment 3 you intend to amend the terms of the LLC agreement to provide for the ability of the holders to exchange their LLC Units for Class A common stock and the LLC agreement will not provide for the option for the Company to satisfy an exchange request in cash. With a view towards clarifying disclosure, please tell us if the Class A common stock issued to satisfy an LLC unit holder's redemption request may consist of unregistered shares. Refer to ASC 815-40-25-10.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates, page 111</u>

4.   Please disclose your accounting policies and assumptions underlying your presentation, recognition and measurement of redeemable noncontrolling interest at inception and in subsequent reporting periods, including your attribution of its respective share of Definitive OpCo's allocated profit/ loss after the Reorganization Transactions and the consummation of this offering.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology